September 12, 2016

Valvoline Inc.

Registration Statement on Form S-1

File No. 333-211720

Dear Mr. Slivka:

Valvoline Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (File No. 333-211720) (the “Registration Statement”). This letter, together with Amendment No. 4, sets forth the Company’s response to the comments contained in your letter dated September 2, 2016 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 4 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 4 and four copies that are marked to show changes from Amendment No. 3 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 4.

Share Eligible for Future Sale, page 173

Directed Share Program, page 173

1.	We note your disclosure that shares under the directed share program will be offered to “certain of our employees and certain other persons.” Please revise your disclosure to identify with more specificity the category of persons eligible to participate in the program. Additionally, please disclose whether these shares will be subject to the lockup period.

The Company has revised the disclosure appearing on pages 11, 179-180 and 184 of Amendment No. 4 accordingly.

Please contact me at (859) 815-3333, Julie M. O’Daniel of Valvoline at (859) 357-7777 or Andrew J. Pitts of Cravath, Swaine & Moore LLP at (212) 474-1620 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

Ashland Inc.

/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary

Craig Slivka

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encl.

Copy w/encl. to:

Terence O’Brien

Tracie Mariner

David Korvin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Julie M. O’Daniel

General Counsel

Valvoline Inc.

3499 Blazer Parkway

Lexington, KY 40509

Andrew J. Pitts

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019